EXHIBIT 1

FILING AGREEMENT

This Agreement is made and entered into as of this 10th day of February 2005 by and between Robert E. McDonough and Robert E. McDonough, Trustee of the McDonough Survivor’s Trust U/D/T dated June 5, 1985, as amended (the “Trust”).

Robert E. McDonough and the Trust hereby agree that only one statement pursuant to Schedule 13G containing the information required to be disclosed by Section 13(d) of the Securities Exchange Act of 1934 and rules thereunder with respect to the 1,963,200 shares of Class A Common Stock of RemedyTemp, Inc. that are beneficially owned by Robert E. McDonough and or the Trust will be filed on behalf of each of them.

Witness the due execution hereof by the undersigned as of the date first above written.

/s/ ROBERT E. MCDONOUGH, SR.
Robert E. McDonough, Sr.

/s/ ROBERT E. MCDONOUGH, SR.
Robert E. McDonough, Sr., Trustee of the McDonough Survivor's Trust U/D/T dated June 5, 1985, as amended